SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-2 PARTICIPATING CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE
(Title and Class of Securities)

392485306
(CUSIP number)

Brigade Capital Management, LLC
Attention: Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022
(212) 745-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485306	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brigade Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 395,606
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 395,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
*Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), this percentage includes shares of Series A-2 Participating Convertible Preferred Stock underlying warrants that are exercisable by Brigade Leveraged Capital Structures Fund Ltd. within 60 days.

CUSIP No. 392485306	13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brigade Leveraged Capital Structures Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 395,606
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 395,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes shares of Series A-2 Participating Convertible Preferred Stock underlying warrants that are exercisable by Brigade Leveraged Capital Structures Fund Ltd. within 60 days.

CUSIP No. 392485306	13D/A	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald E. Morgan, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 395,606
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 395,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes shares of Series A-2 Participating Convertible Preferred Stock underlying warrants that are exercisable by Brigade Leveraged Capital Structures Fund Ltd. within 60 days.

CUSIP No. 392485306	13D/A	Page 5 of 5 Pages

Item 1.                  Security and Issuer.

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Statement on Schedule 13D filed on June 30, 2010 with the Securities and Exchange Commission by the Reporting Persons (the "Original 13D"), as amended by Amendment No. 1, dated February 17, 2012 ,   Amendment No.2, dated March 2, 2012 and Amendment No. 3 dated January 29, 2013 (the Original 13D, together with the amendments, the "Schedule 13D") with respect to the shares of Series A-2  Participating Convertible Preferred Stock, par value $0.01 per share (the "Shares"), of Greektown Superholdings, Inc. a corporation organized under the laws of the state of Delaware (the "Issuer"). This Amendment No. 4 is being filed to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.                 Interest in Securities of the Issuer.

This Amendment No. 4  is being filed solely to reflect a correction to a typographical error in Amendment No. 3 in Rows 8, 10 and 11 relating to the number Shares held by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

February 25, 2013
Date

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature